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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  ____)*

Circle Star Energy Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

172681 108

(CUSIP Number)

Fay M. Matsukage
455 Sherman Street, Suite 300
Denver, Colorado 80203

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172681 108

1.	Names of Reporting Persons. S. Jeffrey Johnson

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,795,144

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,795,144

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,795,144

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Circle Star Energy Corp. (the “Company”).  The Company’s principal executive offices are located at 7065 Confederate Park Road, Suite 102, Fort Worth, Texas 76108.

Item 2.    Identity and Background

This schedule is filed by S. Jeffrey Johnson, who resides in Texas.

The address of the principal business and principal office of Mr. Johnson is 7065 Confederate Park Road, Suite 102, Fort Worth, Texas 76108.

Mr. Johnson’s principal occupation is serving as the Chief Executive Officer and a director of the Company.

During the last five years, Mr. Johnson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On June 16, 2011, High Plains Oil, LLC, an entity owned and controlled by Mr. Johnson, acquired 1,000,000 shares of Common Stock from the Company in exchange for ownership of JHE Holdings, LLC.  He transferred these shares to Mulligan Family LP on September 12, 2012.  Mr. Johnson is the managing member of West Texas Investments, LLC, which is the general partner of Mulligan Family LP.

On October 11, 2011, Mr. Johnson entered into an executive employment agreement with the Company (which was amended on February 29, 2012), pursuant to which he was granted 1,514,500 shares to be issued on the following dates:  1/3 on March 1, 2013, 1/3 on June 1, 2013, and 1/3 on September 1, 2013), plus a tax gross-up adjustment of 378,624 shares.

On June 25, 2013, the Company issued 1,591,675 shares of Common Stock to Mr. Johnson for accrued salary of $63,667, including a tax gross-up adjustment of 25%.

On March 6, 2014, the Company issued 4,310,345 shares of Common Stock as a bonus of $50,000, including a tax gross-up adjustment of 25%.  Mr. Johnson designated that these shares be issued to Mulligan Family LP.

Except as disclosed above, there have been no acquisitions or dispositions of shares of the Company’s Common Stock made by Mr. Johnson during the last 60 days.

Item 4.    Purpose of Transaction.

Mr. Johnson acquired his shares of Common Stock for investment purposes and in the ordinary course of business.

(a)
For the near term, it is likely that Mr. Johnson will continue to receive shares of Common Stock and options to purchase Common Stock as part of his compensation.  Mr. Johnson may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

Except for transactions in his capacity as an officer and director of the Company, Mr. Johnson has no other present plans or proposals which relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Johnson will continue to review his investment in the Company and reserves the right to change his intentions with respect to any or all such matters.

Item 5.                      Interest in Securities of the Issuer.

(a)
As of March 6, 2014, Mr. Johnson beneficially owned 8,795,144 shares of Common Stock (12.5% of shares outstanding based upon 70,614,796 shares outstanding as of March 6, 2014).  Mr. Johnson’s beneficial ownership consists of 3,484,799 shares of Common Stock owned of record by him and 5,310,345 shares owned by Mulligan Family LP.

(b)
As of March 6, 2014, Mr. Johnson has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,484,799 shares of Common Stock beneficially owned by him and the 5,310,345 shares of Common Stock owned of record by Mulligan Family LP.

(c)
During the last 60 days, Mr. Johnson did not have any transactions in the shares of the Company, other than as described above in Item 3.  See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)
Except for the 5,310,345 shares owned by Mulligan Family LP, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by Mr. Johnson.

(e)	As of March 6, 2014, Mr. Johnson continues to be the beneficial owner of more than 5% of the class of securities.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                      Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2014	/s/ S. Jeffrey Johnson
S. Jeffrey Johnson